IDS LIFE INSURANCE COMPANY'S DESCRIPTION OF TRANSFER AND REDEMPTION PROCEDURES AND METHOD OF CONVERSION TO FIXED BENEFIT POLICIES

This document sets forth, as required by Rule 6e-3(T) (b) (12) (ii), the administrative procedures that will be followed by IDS Life Insurance Company ("IDS LIFE") in connection with the issuance of its single premium variable life insurance policy ("Policy"), the transfer of assets held thereunder, and the redemption by Policyowners of their interests in said Policies. The document also describes the method that IDS LIFE will use when a Policy is exchanged for a fixed benefit insurance policy pursuant to Rule 6e-3 (T) (b) (13) (v) (B).

TRANSFER AND REDEMPTION PROCEDURES

I.       Purchase and Related Transactions

          A.      Premium Schedules and Underwriting Standards

This Policy is a single premium policy. The Policyowner must pay a single premium amount when the policy is issued. The amount is based on the Insured's age, sex, risk classification and initial specified amount of insurance. The Policyowner may, subject to certain restrictions, make additional premium payments.

Each month, a deduction is made form the Policy Value for the cost of insurance and the cost of any riders. This deduction is based on the age, sex and risk classification of the Insured.

The Policies will be offered and sold pursuant to established underwriting standards, and in accordance with state insurance laws, which prohibit unfair discrimination among Policyowners, but recognize that insurance costs must be based upon factors such as age, sex, health or occupation.

          B.      Application and Initial Premium Processing

Upon receipt of a completed application, IDS LIFE will follow certain insurance underwriting (i.e., evaluation of risks) procedures designed to determine whether the proposed Insured is insurable. This process may involve such verification procedures as medical examinations and may require that further information be provided by the proposed Insurance before a determination can be made. A Policy will not be issued and consequently a Policy Date established, until this underwriting procedure has been completed.

If the single premium is submitted with the policy application, insurance coverage will begin immediately if the Insured is insurable under a temporary insurance agreement. Otherwise, insurance coverage will not begin until coverage is approved by IDS LIFE.

If the single premium is not paid with the application, insurance coverage will begin on the date the premium is received, if the Insured is insurable under a temporary insurance agreement, or on the later of the date the premium is received or the date IDS LIFE approves coverage if the Insured is not insurable under a temporary insurance agreement.

          C.      Premium Allocation

In the application for a Policy, the Policyowner can allocate premiums to the Fixed Account and/or the subaccounts. As of the Policy Date, the net premiums will be allocated to the Fixed Account and/or the subaccounts in accordance with the allocation instructions received from the Policyowner in the application. Future net premiums will be allocated to the Fixed Account and/or the subaccounts, in accordance with the application allocation instructions unless the Policyowner changes the allocation instructions by written request. Net premiums received after

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the date IDS LIFE receives the new instructions,  will be allocated to the Fixed
Account and/or the subaccounts, based on the new allocation instructions.

          D.      Repayment of Loan

A loan made under the policy will be subject to a maximum interest rate of 6% per year. The Policyowner can at any time make a loan repayment which must be at least $25 or 100% of the amount of the outstanding loan, if less.

When a loan is made, any loan taken from the subaccounts will be transferred to the Fixed Account. The portion of the Fixed Account Value which equals indebtedness will be credited with interest at a rate of 4%.

All loan repayments will be allocated to the Fixed Account and/or the subaccounts, using the premium allocation percentages in effect at the time of payment unless the Policyowner specifies that the loan repayment is to be allocated in a different manner.

II.   Transfer Among the Subaccounts and the Fixed Account.

The Policy currently has a Fixed Account and fifty six subaccounts.

Except as noted in the next paragraph, the Policyowner may transfer at any time all or part of the value of a subaccount to other subaccounts, or to the Fixed Account by written request or other requests acceptable to IDS LIFE. Each transfer must be for a minimum of $250 or, if the value of the subaccount is less than $250, the value of the subaccount. The transfer will take effect on the date the request is received by IDS LIFE. IDS LIFE reserves the right to limit transfers to five each policy year.

The Policyowner may also transfer from the Fixed Account to the subaccounts once a year but only on the policy anniversary or within 30 days after such policy anniversary. If such a transfer is made, the Policyowner cannot transfer from the subaccounts back to the Fixed Account until the next policy anniversary. If IDS LIFE received a request within 30 days before a policy anniversary date, the transfer will be effective on the anniversary date. If IDS LIFE receives a request within 30 days after a policy anniversary date, the transfer will be effective on the date the request is received by IDS LIFE. The minimum transfer amount is $250 or the Fixed Account Value less indebtedness, if less. The maximum transfer amount is the Fixed Account Value less indebtedness.

The owner also may request a transfer by calling IDS LIFE. IDS LIFE has the authority to honor any telephone transfer request believed to be authentic. IDS LIFE is not responsible for determining the authenticity of such calls.

III.   "Redemption" Procedures: Surrender and Related Transactions

          A.      Surrender for Cash Value

At any time before the death of the Insured, the Policyowner may completely Surrender the Policy by written request. Any Surrender payment from the subaccounts will be made within seven days after IDS LIFE received the Written request, unless payment is postponed pursuant to the relevant provisions of the Investment Company Act or 1940. Any surrender payment from the Fixed Account may be postponed for up to 6 months. If IDS LIFE postpones payment more than 30 days, interest at an annual rate of 3 percent will be paid on the amount surrendered for the period of postponement. The Surrender payment will equal the Policyowner's Policy Value minus Indebtedness and, during the first ten Policy Years, the Surrender Charge.
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After the first policy year, the Policyowner may also request a partial surrender up to 90% of the Policy's Cash Surrender Value by written request or by calling IDS LIFE. IDS LIFE has the authority to honor any telephone surrender request believed to be authentic. IDS LIFE is not responsible for determining the authenticity of such calls. There is no charge for partial surrenders that do not exceed 10% of the beginning of year policy value minus beginning of year indebtedness. A partial surrender charge that is a portion of the full surrender charge will apply to the remaining portion of the partial surrender. The amount of any partial surrender must be at least $500.

          B.      Benefit Claims

As long a the Policy remains in force, IDS LIFE will pay a death benefit to the named beneficiary after receipt of due proof of death of the Insured unless the Policy is contested. The amount of the death benefit will be determined as of the date of death of the Insured. The death benefit proceeds will include interest from the date of death until the date of payment. The death benefit proceeds payable will be reduced by any Loan Balance.

The death benefit prior to the Insured's age 100 is the greater of

          1.      the Specified Amount; or

          2.      the applicable percentage of the Policy Value.

In lieu of payment of the death benefit in a single sum, an election may be made to apply all or a portion of the proceeds under one of the fixed benefit settlement options described in the Policy. The beneficiary may make an election unless the Policyowner has already done so. The fixed benefit settlement options are subject to the restriction and limitations set forth in the policy.

          C.      Policy Lapsation

A lapse will occur if, on the monthly date, the Cash Surrender Value is less than the monthly deduction for the policy month following such monthly date, and the policy is not being continued under the No Lapse Guarantee provisions. It lapse is going to occur, IDS LIFE will notify the Policyowner, and the Policyowner will have a 61 day grace period to make a payment so that the estimated Cash Surrender Value will be sufficient to cover the next three monthly deductions.

The No Lapse Guarantee provision provides that the policy will not lapse even if the Cash Surrender Value cannot cover the monthly deduction on a monthly date

     -    for 30 years if the Insured's age at issue is 0-55

     - until the Insured's attained insurance age 85 if the Insured's age at issue is 56-75

     -    for 10 years if the Insured's age at issue is 76 or older

     -    for 5 years if the policy is purchased in Massachusetts or Texas

The No Lapse Guarantee provision is not in effect if indebtedness exceeds the policy value minus surrender charges.

          D.      Loans

The Policyowner may take loans under the Policy at any time as long as the resulting Indebtedness (including any existing indebtedness) does not exceed 90% of the Policy Value, less surrender charges. The Policy is the only security for the loan. The requested loan amount will be taken from the Fixed Account and the subaccounts in proportion to their respective Values on the

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date of the loan, unless the Policyowner  requests a different  allocation.  Any loan taken from the subaccounts will be transferred to the Fixed Account. (For further information about the loan provisions, see page 2.)

The owner may obtain a loan by sending a written request or calling IDS LIFE. IDS LIFE has the authority to honor any telephone loan request believed to be authentic. IDS LIFE is not responsible for determining the authenticity of such calls.

          CASH ADJUSTMENT UPON EXCHANGE OF CONTRACT

At any time within 24 months of the Policy's Policy Date, the Policyowner may exchange the Policy for a Single Premium Whole Life Policy which provides for benefits that do not vary with the investment return of the Variable Account. The exchange is accomplished by transferring all of the Policy Value in the subaccounts to the Fixed Account.